Washington, D.C. 20549

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)*

                           DEVCON INTERNATIONAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    251588109
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                                 (CUSIP Number)

                               Robert D. Armstrong
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                     1350 E. Newport Center Drive, Suite 201
                            Deerfield Beach, FL 33442
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 7, 2004
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.____

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect tothe subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------- ------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Robert D. Armstrong
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------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)
                                                                          (B) X
        ------------------------------------------------------------------------
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  3     SEC USE ONLY


        ------------------------------------------------------------------------
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  4     SOURCE OF FUNDS

              PF
        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

        ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. Virgin Islands
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 NUMBER OF       7    SOLE VOTING POWER                               392,300
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER                               -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER                          392,300
 REPORTING       ---------------------------------------------------------------
PERSON WITH      10   SHARED DISPOSITIVE POWER                          -0-

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        392,300
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.6%
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  14    TYPE OF REPORTING PERSON
              IN
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

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.10 (the "Common Stock"), issued by Devcon International Corp., a Florida corporation (the "Company"), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Robert D. Armstrong, whose present principal occupation is as Owner and President of Buccaneer Inc. located at P.O. Box 25200 Gallows Bay, St. Croix, U.S. Virgin Islands 00824. The foregoing person is hereinafter sometimes referred to as the "Reporting Person".

         The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. The Reporting Person is a citizen of the United States Virgin Islands.

Item 3.     Source and Amount of Funds and Other Consideration.

         The net investment cost (including commissions, of any) of the Common Stock beneficially owned by the Reporting Person is $1,652,837.50. The shares of Common Stock purchased by the Reporting Person were purchased with personal funds.

         No shares of Common Stock beneficially owned by the Reporting Person are held in margin accounts.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the shares of the Common Stock by the Reporting Person was for investment. The shares may be disposed of at any time.

         Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change to the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's  business or corporate structure,
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on January 14, 2003, Robert D. Armstrong is deemed to be the beneficial owner of 392,000 shares of Common Stock, constituting approximately 11.6% of the shares outstanding based on a total of 3,383,173 shares of Common Stock outstanding as of January 14, 2003, as provided by the Company.

         (b) The Reporting Person has the power to vote on all and to dispose of all of the shares of Common Stock beneficially owned by him.

         (c) During the past 60 days, the Reporting Person has engaged in the following transactions in the class of securities reported: (i) the purchase of 82,300 shares of Common Stock on January 7, 2004 at a price of $6.375 per share.

         (d) No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         A Power of Attorney appointing Janet McMillan as attorney-in-fact for the Reporting Person was filed with the original Schedule 13D on behalf of the Reporting Person on June 1, 2003 and is hereby incorporated by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   _/s/ Janett McMillan_______
                                                        JANETT MCMILLAN*
                                                       * AS ATTORNEY-IN-FACT